MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2019

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three and nine months ended September 30, 2019 and the related notes contained therein, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018 and the related MD&A. The Company uses certain non-IFRS financial measures in this MD&A as described under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form (the “Annual Information Form”), is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“U.S.”) dollars and tabular amounts are expressed in thousands of U.S. dollars unless otherwise indicated. This MD&A is dated as of November 3, 2019 and all information contained is current as of November 3, 2019 unless otherwise stated.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the U.S. Securities Act of 1933, as amended.

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A contains descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

609 Granville Street, Suite 1130, PO Box #10328, Vancouver, B.C., Canada V7Y 1G5
Phone: 604.685.9775 | Fax: 604.685.9744 | Toll Free: 1.877.685.9775 Email: info@edrsilver.com
www.edrsilver.com

Forward-Looking Statements

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2019, including silver and gold production, financial results, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company’s mines and mineral projects has been reviewed and approved by Godfrey Walton, M.Sc., P.Geo., President and Chief Operating Officer of Endeavour, a Qualified Person within the meaning of NI 43-101.

TABLE OF CONTENTS

Operating Highlights	Page 3	Consolidated Financial Results	Page 17
Consolidated Operations	Page 5	Non IFRS Measures	Page 18
Guanaceví Operations	Page 8	Quarterly Results and Trends	Page 24
Bolañitos Operations	Page 10	Annual Outlook	Page 29
El Cubo Operations	Page 12	Liquidity and Capital Resources	Page 30
El Compas Operations	Page 14	Changes in Accounting Policies	Page 36
Development Activities	Page 15	Controls and Procedures	Page 38
Exploration Results	Page 16

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 2

Three Months Ended September 30			Q3 2019 Highlights	Nine Months Ended September 30
2019	2018	% Change		2019	2018	% Change
Production
948,547	1,428,828	(34%)	Silver ounces produced	3,079,224	4,135,563	(26%)
9,716	12,968	(25%)	Gold ounces produced	29,329	39,850	(26%)
938,572	1,404,677	(33%)	Payable silver ounces produced	3,028,383	4,058,377	(25%)
9,465	12,665	(25%)	Payable gold ounces produced	28,606	39,005	(27%)
1,725,827	2,466,268	(30%)	Silver equivalent ounces produced(1)	5,425,544	7,323,563	(26%)
11.51	8.86	30%	Cash costs per silver ounce(2)(3)	12.61	7.68	64%
19.33	18.16	6%	Total production costs per ounce(2)(4)	20.82	15.52	34%
21.53	16.14	33%	All-in sustaining costs per ounce(2)(5)	20.58	15.87	30%
234,196	317,821	(26%)	Processed tonnes	718,355	957,795	(25%)
106.76	86.33	24%	Direct production costs per tonne(2)(6)	108.97	84.00	30%
14.09	10.98	28%	Silver co-product cash costs(7)	13.87	11.00	26%
1198	906	32%	Gold co-product cash costs(7)	1213	877	38%
Financial
28.6	37.6	(24%)	Revenue ($ millions)	87.1	116.7	(25%)
835,045	1,532,097	(45%)	Silver ounces sold	3,004,495	4,196,857	(28%)
9,373	13,025	(28%)	Gold ounces sold	28,348	39,499	(28%)
17.52	14.42	21%	Realized silver price per ounce	15.88	15.88	0%
1,489	1,189	25%	Realized gold price per ounce	1,389	1,266	10%
(6.8)	(5.5)	(24%)	Net earnings (loss) ($ millions)	(30.2)	(8.8)	(244%)
(1.7)	(4.8)	(64%)	Mine operating earnings ($ millions)	(13.6)	3.1	(536%)
6.6	9.6	(31%)	Mine operating cash flow(8) ($ millions)	13.9	38.3	(64%)
2.1	6.9	(70%)	Operating cash flow before working capital changes (9)	(1.0)	22.1	(105%)
1.0	5.6	(82%)	Earnings before ITDA (10) ($ millions)	(6.3)	19.7	(132%)
49.4	57.4	(14%)	Working capital ($ millions)	49.4	57.4	(14%)
Shareholders
(0.05)	(0.04)	(25%)	Earnings (loss) per share – basic	(0.23)	(0.07)	(229%)
0.02	0.05	(72%)	Operating cash flow before working capital changes per share (9)	(0.01)	0.17	(104%)
137,739,857	128,805,441	7%	Weighted average shares outstanding	133,788,084	127,959,526	5%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 18.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 20 & 21.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 20 & 21.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 22 and 23.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 20 & 21.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 23 & 24.

(8)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 18.

(9)	See Reconciliation to IFRS on page 19 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.
(10)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 19.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 3

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Since 2002, the Company’s business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company’s Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, the Company successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. The El Cubo property came with substantial reserves and resources and the mine was already operating at 1,100 tonnes per day (tpd).

In addition to operating the Guanaceví, Bolañitos and El Cubo mines, the Company recently commissioned the El Compas mine in March 2019. The Company is advancing the Terronera development project and several exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures. In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 4

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví, Bolañitos and El Cubo mines in Mexico. In addition, the Company recently commissioned the El Compas mine attaining commercial production in March 2019.

Consolidated Production Results for the Three Months and Nine Months Ended September 30, 2019 and 2018

Three Months Ended September 30			CONSOLIDATED	Nine Months Ended September 30
2019	2018	% Change		2019	2018	% Change
234,196	317,821	(26%)	Ore tonnes processed	718,355	957,795	(25%)
144	160	(10%)	Average silver grade (gpt)	152	155	(2%)
87.6	87.5	0%	Silver recovery (%)	87.8	86.5	1%
948,547	1,428,828	(34%)	Total silver ounces produced	3,079,224	4,135,563	(26%)
938,572	1,404,677	(33%)	Payable silver ounces produced	3,028,383	4,058,377	(25%)
1.49	1.50	(1%)	Average gold grade (gpt)	1.48	1.53	(3%)
86.7	84.8	2%	Gold recovery (%)	85.6	84.7	1%
9,716	12,968	(25%)	Total gold ounces produced	29,329	39,850	(26%)
9,465	12,665	(25%)	Payable gold ounces produced	28,606	39,005	(27%)
1,725,827	2,466,268	(30%)	Silver equivalent ounces produced(1)	5,425,544	7,323,563	(26%)
11.51	8.86	30%	Cash costs per silver ounce(2)(3)	12.61	7.68	64%
19.33	18.16	6%	Total production costs per ounce(2)(4)	20.82	15.52	34%
21.53	16.14	33%	All in sustaining cost per ounce (2)(5)	20.58	15.87	30%
106.76	86.33	24%	Direct production costs per tonne(2)(6)	108.97	84.00	30%
14.09	10.98	28%	Silver co-product cash costs(7)	13.87	11.00	26%
1,198	906	32%	Gold co-product cash costs(7)	1,213	877	38%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 18.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 20 & 21.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 20 & 21.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 22 & 23.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 20 & 21.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 23 & 24.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 5

Consolidated Production

Three months ended September 30, 2019 (compared to the three months ended September 30, 2018)
Consolidated silver production during Q3, 2019 was 948,547 ounces (oz), a decrease of 34% compared to 1,428,828 oz in Q3, 2018, and gold production was 9,716 oz, a decrease of 25% compared to 12,968 oz in Q3, 2018. Plant throughput was 234,196 tonnes at average grades of 144 grams per tonne (gpt) silver and 1.49 gpt gold, compared to 317,821 tonnes grading 160 gpt silver and 1.50 gpt gold in Q3, 2018. The 34% lower silver production and 25% lower gold production compared to Q3, 2018 is due to the planned reduction of mine output at El Cubo and lower throughput and grades at Bolañitos, partly offset by higher production from Guanaceví and new production from El Compas.

Nine months ended September 30, 2019 (compared to the nine months ended September 30, 2018)
Consolidated silver production during 2019 was 3,079,224 ounces (oz), a decrease of 26% compared to 4,135,563 oz in the nine months ended Q3, 2018, and gold production was 29,329 oz, a decrease of 26% compared to 39,850 oz in for the nine months ended September 30, 2018. Plant throughput was 718,355 tonnes at average grades of 152 grams per tonne (gpt) silver and 1.48 gpt gold, compared to 957,795 tonnes grading 155 gpt silver and 1.53 gpt gold in the nine months ended September 30, 2018. The 26% lower silver production and 26% lower gold production compared to the nine-month period ended September 30, 2018 were due to the planned reduction of mine output at El Cubo, lower than planned throughput at Bolañitos offset by initial commercial production from El Compas.

Further discussed in the 2019 Outlook on page 29, the Company anticipates the second half production to be higher than first half production and second half costs forecasted to be lower than first half costs. However, 2019 full year production is expected to be lower than the original 2019 guidance and 2019 costs are anticipated to be higher than originally estimated. The revised 2019 production is as follows:

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/ Day (tpd)
Guanacevi	2.2-2.4	5.5-6.0	2.6-2.9	900-1,200
Bolanitos	0.7-0.9	15.0-17.0	1.9-2.3	1,000-1,200
El Cubo	1.2-1.3	12.0-13.0	2.2-2.3	700-750
El Compas	0.1-0.1	7.0-8.0	0.7-0.7	200 -275
Total	4.2-4.7	39.5-44.0	7.4-8.2	2,800 -3,425

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 6

Consolidated Operating Costs

Three months ended September 30, 2019 (compared to the three months ended September 30, 2018)
Direct production costs per tonne in Q3, 2019 increased 24% compared with Q3, 2018 primarily due to reduced throughput. The higher production costs per tonne were driven mainly by lower mine output at the Bolañitos and El Cubo operations. Production costs also included higher power costs due to increased electrical rates, mobilization costs for contractors, the expensing of development expenditures due to the estimated reserve life at El Cubo and the addition of the higher cost El Compas operation which has been in commercial production since March 2019.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased primarily due to higher costs per tonne. All-in sustaining costs (also a non-IFRS measure) which, compared to Q3, 2018, increased 33% to $21.53 per oz in Q3, 2019. This increase in all-in sustaining costs was a result of higher operating and corporate general and administrative costs, offset by lower exploration costs and lower capital expenditures at the operation in Q3, 2019 compared to Q3, 2018. Capital expenditures decreased in connection with a reduction in development of the Villalpando ore body at El Cubo and the Guanaceví operation reduced development as the ramps into the new SCS and Milache ore bodies are complete.

Nine months ended September 30, 2019 (compared to the nine months ended September 30, 2018)
Direct production costs per tonne in for the nine months ended September 30, 2019 increased 30% compared with the same period in 2018 primarily due to reduced mine output. Higher production costs also included higher power costs due to increased electrical rates, mobilization costs for contractors, severance, the expensing of development expenditures due to the estimated reserve life at El Cubo and the addition of the higher cost El Compas operation which has been in commercial production since March 2019.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased primarily due to higher costs per tonne. All-in sustaining costs (also a non-IFRS measure) which, compared to the nine months ended September 30, 2018, increased 30% to $20.58 per oz in 2019. This increase in all-in sustaining costs was a result of higher operating costs, offset by lower exploration and capital expenditures at the operations. Capital expenditures decreased as the development of the Villalpando ore body at El Cubo has been reduced, and the Guanaceví operation reduced development as the ramps into the new SCS and Milache ore bodies are complete.

A Company-wide review of the four mines at the end of Q1, 2019 identified several deficiencies in the operating performance at each mine-site. As a result, management initiated multiple remedial measures in Q2, 2019 including changes of mine-site management and contractors, changes to shift and contractor supervision, renting used mining equipment and leasing new mining equipment, revising the 2019 mine plans for all four mines, particularly Guanaceví, and reducing the work force. The Company also took immediate actions to cut operating and administrative costs and deferred certain discretionary expenditures.

The goal of these actions is to generate free cash flow at current metal prices. Management notes that while the remedial actions started to have a positive impact on the mine operating performance the trend is expected to continue in Q4. The Company incurred significant one-time expenditures (eg. severance payments and down-payments for new mining equipment) which impacted the Company’s financial performance in 2019.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 7

Guanaceví Operations

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre (km) length of the prolific Santa Cruz vein. Guanaceví provides steady employment to over 450 people and engages over 350 contractors. Guanaceví mine production has been below plant capacity due to the operational issues described under “Guanaceví Production Results”. The development of two new orebodies, Milache and SCS and the acquisition of the Ocampo concession rights, are expected to provide sufficient ore and flexibility to meet the designed capacity of the plant. Initial production at Milache commenced in October 2018 with 398 tpd mined in Q3, 2019 and the SCS portal was collared in late 2018 with 200-300 tpd production expected in Q4, 2019.

Production Results for the Three Months and Nine Months Ended September 30, 2019 and 2018

Three Months Ended September 30			GUANACEVÍ	Nine Months Ended September 30
2019	2018	% Change		2019	2018	% Change
78,517	81,268	(3%)	Ore tonnes processed	230,665	231,514	(0%)
232	218	6%	Average silver grade (g/t)	227	222	2%
91.2	91.0	0%	Silver recovery (%)	90.8	89.5	1%
533,923	518,318	3%	Total silver ounces produced	1,529,033	1,479,576	3%
533,084	517,800	3%	Payable silver ounces produced	1,525,424	1,478,075	3%
0.67	0.48	40%	Average gold grade (g/t)	0.61	0.59	3%
92.1	88.8	4%	Gold recovery (%)	89.8	90.7	(1%)
1,557	1,114	40%	Total gold ounces produced	4,062	3,984	2%
1,549	1,113	39%	Payable gold ounces produced	4,054	3,980	2%
658,483	607,438	8%	Silver equivalent ounces produced(1)	1,853,993	1,778,376	4%
12.83	18.14	(29%)	Cash costs per silver ounce(2)(3)	16.89	16.98	(1%)
18.50	31.99	(42%)	Total production costs per ounce(2)(4)	24.49	30.14	(19%)
20.99	28.75	(27%)	All in sustaining cost per ounce (2)(5)	24.35	26.85	(9%)
116.20	131.75	(12%)	Direct production costs per tonne(2)(6)	136.58	130.26	5%
13.69	17.55	(22%)	Silver co-product cash costs(7)	16.72	16.78	(0%)
1,164	1,447	(20%)	Gold co-product cash costs(7)	1,462	1,338	9%

(1)	Silver equivalents are calculated using a 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 20 & 21.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 20 & 21.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 22 & 23.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 20 & 21.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 23 & 24.

Guanaceví Production Results

Three months ended September 30, 2019 (compared to the three months ended September 30, 2018)

Silver production at the Guanaceví mine during Q3, 2019 was 533,923 oz, an increase of 3% compared to 518,318 oz in Q3, 2018, and gold production was 1,557 oz, an increase of 40% compared to 1,114 oz in Q3, 2018. Plant throughput was 78,517 tonnes at average grades of 232 gpt silver and 0.67 gpt gold, compared to 81,268 tonnes grading 218 gpt silver and 0.48 gpt gold in Q3, 2018. Improved mine grades, particularly gold grades mined from the Milache ore body increased silver production by 3% and gold production by 40% compared to the nine months ended September 30, 2018.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 8

Nine months ended September 30, 2019 (compared to the nine months ended September 30, 2018)
Silver production at the Guanaceví mine for the nine months ended September 30, 2019 was 1,529,033 oz, an increase of 3% compared to 1,479,576 oz for the same period ended in 2018, and gold production was 4,062 oz, an increase of 2% compared to 3,984 oz. Plant throughput was 230,665 tonnes at average grades of 227 gpt silver and 0.61 gpt gold, compared to 231,514 tonnes grading 222 gpt silver and 0.59 gpt gold for the nine months ended September 30, 2018.

The mine production rate at the Milache ore body increased to 398 tpd during the Q3, 2019, while the SCS orebody is expected to climb to its planned output in the fourth quarter, first to fill the plant to its 1,200 tpd capacity and then to steadily displace the higher cost production at Porvenir Norte and Santa Cruz. Throughput was 79% of plan, while silver grades were lower than plan, due to a higher proportion of lower grade ore still being mined from Santa Cruz.

Guanaceví Operating Costs
Three months ended September 30, 2019 (compared to the three months ended September 30, 2018)
Direct production costs per tonne for the three months ended September 30, 2019 fell 12% compared with the similar period of 2018, as a result of the cost cutting initiatives made over the past 12 months. Cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) were 29% lower due to the lower cost per tonne and higher metal grades. Similarly, all-in sustaining costs (also a non-IFRS measure) which, compared to the similar period in 2018, fell 27% to $20.99 per oz for the three months ended September 30, 2019. The decrease in cash costs translated to all in sustaining costs, while lower exploration and capital expenditures contributed to the additional decrease in costs compared to the same period in 2018.

Nine months ended September 30, 2019 (compared to the nine months ended September 30, 2018)
Direct production costs per tonne for the nine months ended September 30, 2019 rose 5% compared with the similar period of 2018, as a result of investment into training, severance, higher power costs and additional pumping costs. The higher costs per tonne, was offset by higher grade ore, resulting in a 1% decrease in cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute). All-in sustaining costs (also a non-IFRS measure) which, compared to the similar period in 2018, decreased 9% to $24.35 per oz for the nine months ended September 30, 2019. The decrease in all in sustaining costs per ounce is primarily due to lower capital expenditures to the same period in 2018. In 2018, the Company invested in development of the Milache ore body, which came into production in Q4, 2018.

Productivity gains are expected as the mine enters new ore bodies. Initial production from SCS and increased output from the high grade Milache ore-body is expected to offset reduced output from the high cost Santa Cruz ore body in the Q4, 2019 and fiscal 2020. Management expects to attain 1200 tpd output in Q4, 2019, improving operating costs per unit.

On July 5, 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV (“Ocampo”), a subsidiary of Grupo Frisco. The Company has agreed to meet certain minimum production targets from the properties subject to various terms and conditions and pay Ocampo a fixed per tonne production payment plus a floating net smelter return royalty based on the spot silver price. Both properties cover possible extensions of the Guanaceví orebodies.

The acquired El Porvenir concession sits adjacent to the operating Porvenir Norte mine and covers 15 hectares including the projected extension of the Porvenir Norte orebody. The Company had a similar exploration and exploitation right on this property between 2006 and 2008, during which time the Company conducted exploration drilling and small scale mining. Previously estimated resources remain available for development and production at higher silver prices.

The acquired El Curso property lies adjacent to the now closed Porvenir Cuatro mine and covers 40 hectares including the possible northwest extension of the Porvenir Cuatro orebody. Porvenir Cuatro was previously Guanaceví’s highest grade mine in the district, while mining ended in 2018 at the boundary with the El Curso property. The current mine access ramp from Porvenir Cuatro to Milache crosses the entire El Curso property providing existing underground access and infrastructure to facilitate the exploration, development and production of El Curso. During Q3, 2019, equipment and personnel were allocated to commence mining of the Porvenir Norte extension and exploration of the Porvenir Cuatro extension, which impacted the development of SCS ore body.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 9

Bolañitos Operations

The Bolañitos operation encompasses three underground silver-gold mines and a flotation plant. Bolañitos provides steady employment for over 320 people and engages over 200 contractors.

Production Results for the Three Months and Nine Months Ended September 30, 2019 and 2018

Three Months Ended September 30			BOLAÑITOS	Nine Months Ended September 30
2019	2018	% Change		2019	2018	% Change
71,541	109,728	(35%)	Ore tonnes processed	234,561	333,237	(30%)
77	84	(8%)	Average silver grade (g/ t)	81	87	(7%)
83.0	79.7	4%	Silver recovery (%)	84.3	79.4	6%
147,078	236,197	(38%)	Total silver ounces produced	514,979	740,229	(30%)
145,329	229,730	(37%)	Payable silver ounces produced	500,555	718,811	(30%)
1.62	1.67	(3%)	Average gold grade (g/ t)	1.65	1.80	(8%)
86.6	82.0	6%	Gold recovery (%)	85.9	82.8	4%
3,226	4,832	(33%)	Total gold ounces produced	10,691	15,961	(33%)
3,121	4,705	(34%)	Payable gold ounces produced	10,372	15,584	(33%)
405,158	622,757	(35%)	Silver equivalent ounces produced(1)	1,370,259	2,017,109	(32%)
8.13	6.22	31%	Cash costs per silver ounce(2)(3)	7.12	2.00	256%
13.93	7.68	81%	Total production costs per ounce(2)(4)	12.44	3.34	272%
29.90	14.00	114%	All in sustaining cost per ounce (2)(5)	22.38	10.23	119%
81.03	64.00	27%	Direct production costs per tonne(2)(6)	76.91	63.49	21%
13.76	11.07	24%	Silver co-product cash costs(7)	12.44	10.51	18%
1170	912	28%	Gold co-product cash costs(7)	1088	838	30%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, September 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 20 & 21.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 20 & 21.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 22 & 23.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 20 & 21.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 23 & 24.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 10

Bolañitos Production Results

Three months ended September 30, 2019 (compared to the three months ended September 30, 2018)
Silver production at the Bolañitos mine was 147,078 oz in Q3, 2019, a decrease of 38% compared to 236,197 oz in Q3, 2018, and gold production was 3,226 oz in Q3, 2019, a decrease of 33% compared to 4,832 oz in Q3, 2018. Plant throughput in Q3, 2019 was 71,541 tonnes at average grades of 77 gpt silver and 1.62 gpt gold, compared to 109,728 tonnes grading 84 gpt silver and 1.67 gpt gold in Q3, 2018. The mine output was lower due to the mine plan being re-sequenced to allow sufficient low arsenic ore to be blended with higher arsenic ore resulting in a lack of stope access and compounded by equipment availability issues.

Nine months ended September 30, 2019 (compared to the nine months ended September 30, 2018)
Silver production at the Bolañitos mine was 514,979 oz for the nine months ended September 30, 2019, a decrease of 30% compared to 740,229 oz for the same period ended in 2018, and gold production was 10,691 oz for the nine months ended September 30, 2019, a decrease of 33% compared to 15,961 oz for the same period ended in 2018. Plant throughput was 234,561 tonnes at average grades of 81 gpt silver and 1.65 gpt gold, compared to 333,237 tonnes grading 87 gpt silver and 1.80 gpt gold for the same period in 2018. The mine output was lower due to the mine plan being re-sequenced to allow sufficient low arsenic ore to be blended with higher arsenic ore resulting in a lack of stope access and compounded by equipment availability issues.

New equipment was purchased or rented in June and the El Compas Operations Manager has been reassigned to Bolañitos. Management expects the mining rates should revert to plan in the Q4, 2019 and increase to historical levels in fiscal 2020.

Bolañitos Operating Costs

Three months ended September 30, 2019 (compared to the three months ended September 30, 2018)
Direct production costs per tonne in Q3, 2019 increased 27% to $81.03 per tonne due to decreased mine output, and increased labour costs. The higher cost per tonne was compounded by lower ore grades resulting in higher cash costs per ounce, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to $8.13 per oz of payable silver in Q3, 2019 compared to $6.22 per oz in Q3, 2018. Similarly, all-in sustaining costs (also a non-IFRS measure) increased in Q3, 2019 to $29.90 per oz attributed to the higher operating costs and the purchase of new mobile equipment.

Nine months ended September 30, 2019 (compared to the nine months ended September 30, 2018)
Direct production costs per tonne for the nine months ended September 30, 2019 increased 21% to $76.91 per tonne primarily due to the decreased mine output. The higher cost per tonne was compounded by lower gold grades resulting in higher cash costs per ounce, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to $7.12 per oz of payable silver for the nine months ended September 30, 2019 compared to $2.00 per oz during the same period in 2018. Similarly, all-in sustaining costs (also a non-IFRS measure) increased for the nine months ended September 30, 2019 to $22.38 per oz attributed to higher operating costs and higher capital expenditures. The Company is investing into the LL-Asuncion and Plateros ore bodies to extend the life of the operations. The higher capital expenditures included the purchase of new equipment to improve availability and mine output going forward.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 11

El Cubo Operations

The El Cubo operation includes two operating underground silver-gold mines and a flotation plant. El Cubo currently employs over 350 people and engages 200 contractors.

Production Results for the Three Months and Nine Months Ended September 30, 2019 and 2018

Three Months Ended September 30			EL CUBO	Nine Months Ended September 30
2019	2018	% Change		2019	2018	% Change
62,253	126,825	(51%)	Ore tonnes processed	206,212	393,044	(48%)
128	188	(32%)	Average silver grade (g/ t)	165	174	(5%)
87.4	88.0	(1%)	Silver recovery (%)	88.2	87.1	1%
223,912	674,313	(67%)	Total silver ounces produced	964,353	1,915,758	(50%)
217,897	657,147	(67%)	Payable silver ounces produced	934,102	1,861,491	(50%)
1.29	2.00	(36%)	Average gold grade (g/ t)	1.61	1.85	(13%)
86.5	86.1	0%	Gold recovery (%)	87.1	85.1	2%
2,234	7,022	(68%)	Total gold ounces produced	9,297	19,905	(53%)
2,147	6,847	(69%)	Payable gold ounces produced	9,031	19,441	(54%)
402,632	1,236,073	(67%)	Silver equivalent ounces produced(1)	1,708,113	3,508,158	(51%)
17.67	2.47	616%	Cash costs per silver ounce(2)(3)	10.69	2.49	329%
24.61	10.91	126%	Total production costs per ounce(2)(4)	16.34	8.61	90%
20.77	6.96	198%	All in sustaining cost per ounce (2)(5)	13.65	9.34	46%
113.44	76.55	48%	Direct production costs per tonne(2)(6)	108.47	74.14	46%
17.07	7.75	120%	Silver co-product cash costs(7)	12.58	8.32	51%
1,451	639	127%	Gold co-product cash costs(7)	1,101	663	66%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 20 & 21.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 20 & 21.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 22 & 23.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 20 & 21.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 23 & 24.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 12

El Cubo Production Results

Three months ended September 30, 2019 (compared to the three months ended September 30, 2018)
Silver production at the El Cubo mine was 223,912 oz in Q3, 2019, a decrease of 67% compared to 674,313 oz in Q3, 2018, and gold production was 2,234 oz in Q3, 2019, a decrease of 68% compared to 7,022 oz in Q3, 2018. Plant throughput in Q3, 2019 was 62,253 tonnes at average grades of 128 gpt silver and 1.29 gpt gold, compared to 126,825 tonnes grading 188 gpt silver and 2.00 gpt gold in Q3, 2018. Mine output decreased as planned and ore grades were significantly lower in Q3, 2019 compared to Q3, 2018, which resulted in the sharp decrease in metal production in Q3, 2019 compared to Q3, 2018. Lower than planned grades were due to narrower widths and higher dilution of the V-Ascuncion ore body than estimated. The Company is currently assessing the area to determine whether better mining practices can reduce dilution going forward.

Nine months ended September 30, 2019 (compared to the nine months ended September 30, 2018)
Silver production at the El Cubo mine was 964,353 oz for the nine months ended September 30, 2019, a decrease of 50% compared to 1,915,758 oz for the same period in 2018, and gold production was 9,297 oz for the nine months ended September 30, 2019, a decrease of 53% compared to 19,905 oz for the same period in 2018. Plant throughput in 2019 was 206,212 tonnes at average grades of 165 gpt silver and 1.61 gpt gold, compared to 393,044 tonnes grading 174 gpt silver and 1.85 gpt gold for the same period in 2018. Mine output decreased as planned with slight variations in ore grades.

At El Cubo, exploration in 2018 did not replace the depleted reserves, so the Company reduced the planned production rate in 2019 to approximately half its 1,500 tonne per day capacity. The lower production rate results in higher operating costs. Accordingly, the Company has laid off staff to reflect the lower production rate in 2019. In Q3, 2019, lower than planned mine grades were due to narrower widths and higher dilution of the V-Ascuncion ore body than estimated. The Company is currently assessing the area to determine whether better mining practices can reduce dilution going forward. The Company is reviewing alternatives that include the closure of the El Cubo mine.

El Cubo Operating Costs

Three months ended September 30, 2019 (compared to the three months ended September 30, 2018)
Direct production costs increased to $113.44 per tonne in Q3, 2019 a 48% increase from Q3, 2018 due to reduced mine output and development being expensed to current operating expenses due to estimated remaining reserves. The reduced output was compounded by lower grade material, resulting in cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), increasing in Q3, 2019 to $17.67 per oz of payable silver compared to $2.47 per oz in Q3, 2018. All-in sustaining costs increased to $20.77 per oz in Q3, 2019 compared to $6.96 per oz in Q3, 2018. The higher all-in sustaining costs was a result of the higher operating costs per unit.

Nine months ended September 30, 2019 (compared to the nine months ended September 30, 2018)
Direct production costs increased to $108.47 per tonne for the nine months ended September 30, 2019 a 46% increase from the same period in 2018 due to reduced mine output and development being expensed to current operating expenses due to estimated remaining reserves. Cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), increased for the nine months ended September 30, 2019 to $10.69 per oz of payable silver compared to $2.49 per oz during the same period in 2018. All-in sustaining costs increased to $13.65 per oz in 2019 compared to $9.34 per oz for the same period in 2018. The increase of all-in sustaining costs was a result of the higher operating costs per unit offset by reduced capital expenditures on the development of the Villalpando ore body.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 13

El Compas Operations

The El Compas project is a small but high grade, permitted gold-silver mine and a small leased flotation plant in the historic silver mining district of Zacatecas, with good exploration potential to expand resources and scale up production. There is also potential for the Company to acquire other properties in the area to consolidate resources and exploration targets in the district.

El Compas currently employs over 100 people and engages over 200 contractors and achieved commercial production during Q1, 2019.

As a result of the modified mine plan, plant design and the delay in receiving the explosives permit, the total start up CAPEX was revised upwards to $11.3 million compared to the previous $10.0 million cost estimated in the El Compas PEA. However, the operational benefits of the modified plant design and increased mining rate should improve the overall economics of the project. The Company incurred $17.0 million in capital expenditures to commercial production. Engineering changes to the development of the El Compas project, including the expansion of the tailings facility, additional support infrastructure and buildings and the delay in commercial production increased the cost to develop the El Compas project compared to the PEA.

Production Results for the Three Months and Nine Months Ended September 30, 2019 and 2018

Three Months Ended September 30			El Compas	Nine Months Ended September 30
2019	2018	% Change		2019	2018	% Change
21,885	NA	NA	Ore tonnes processed	46,917	NA	NA
90	NA	NA	Average silver grade (g/ t)	79	NA	NA
68.9	NA	NA	Silver recovery (%)	59.5	NA	NA
43,634	NA	NA	Total silver ounces produced	70,859	NA	NA
42,262	NA	NA	Payable silver ounces produced	68,302	NA	NA
4.56	NA	NA	Average gold grade (g/ t)	4.39	NA	NA
84.1	NA	NA	Gold recovery (%)	79.7	NA	NA
2,699	NA	NA	Total gold ounces produced	5,279	NA	NA
2,648	NA	NA	Payable gold ounces produced	5,149	NA	NA
259,554	NA	NA	Silver equivalent ounces produced(1)	493,179	NA	NA
(25.37)	NA	NA	Cash costs per silver ounce(2)(3)	(16.46)	NA	NA
21.11	NA	NA	Total production costs per ounce(2)(4)	61.45	NA	NA
3.46	NA	NA	All in sustaining cost per ounce (2)(5)	18.04	NA	NA
137.99	NA	NA	Direct production costs per tonne(2)(6)	135.75	NA	NA
11.06	NA	NA	Silver co-product cash costs(7)	11.96	NA	NA
940	NA	NA	Gold co-product cash costs(7)	1,046	NA	NA

(1)	Silver equivalents are calculated using an 80:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 20 & 21.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 20 & 21.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 22 & 23.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 20 & 21.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 23 & 24.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 14

El Compas has a nominal plant capacity of 250 tonnes per day (tpd) targeting recovery rates of 83% gold and 50% silver. Commercial production was declared March 15, 2019 with plant throughput of 3,790 tonnes at average grades of 61 gpt silver and 3.66 gpt gold during Q1, 2019. Higher mine dilution than plan has impacted processed grades which resulted in replacement of the mining contractor at the end of the first quarter.

El Compas Production Results

Three months ended September 30, 2019
Silver production at the El Compas mine was 43,634 oz and gold production was 2,699 oz in Q3, 2019. Plant throughput in Q3, 2019 was 21,885 tonnes at average grades of 90 gpt silver and 4.56 gpt gold. At El Compas, production increased compared to Q2, 2019 due to higher grades and silver recovery in the second full quarter of commercial production. Throughput was 94% of plan, while gold grade exceeded plan, silver grade was lower than plan and both gold and silver recoveries are reaching targeted levels.

Nine months ended September 30, 2019
Silver production at the El Compas mine was 70,859 oz and gold production was 5,279 oz from the declaration of commercial production on March 15, 2019 to September 30, 2019. Plant throughput was 46,917 tonnes at average grades of 79 gpt silver and 4.39 gpt gold. In Q3, 2019 production has attained planned levels.

El Compas Operating Costs

Three months ended September 30, 2019
Direct production costs were $137.99 per tonne in Q3, 2019, the second full quarter of production. Cash costs, (a standard of the Silver Institute) were lower than planned at negative $25.37 per oz of payable silver in Q3, 2019 due to higher grades processed and higher gold price attained as by product offsetting the higher direct cost per tonne. Similarly, all-in sustaining costs of $3.46 per oz in Q3, 2019, were lower than planned due to lower operating cash costs per ounce.

Nine months ended September 30, 2019
Direct production costs were $135.75 per tonne from the declaration of commercial production on March 15, 2019 to September 30, 2019. Cash costs, (a standard of the Silver Institute) was negative $16.46 per oz of payable silver to September 30, 2019 in line with estimates due to higher gold grades. All-in sustaining costs of $18.04 per oz in 2019 were consistent with plan.

Development Activities

Terronera Project

The Terronera project features a newly discovered high grade silver-gold mineralized zone in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and still open along strike to the southeast and down dip. In April 2017, the Company updated its NI 43-101 Mineral Resource and Reserve Estimates and completed an initial Pre-Feasibility Study (“2017 PFS”) for the Terronera mine project located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico.

In August 2018, the Company completed an updated Pre-Feasibility Study (“2018 PFS”) for its Terronera mine project, including an updated Mineral Resource and Reserve Estimate. The updated Terronera Mineral Resource and Reserve Estimates that formed the basis for the updated 2018 PFS reflect significantly higher tonnes, grades and contained silver, gold and silver equivalent ounces in each category due to positive exploration drill results in 2017 and the inclusion of the high grade La Luz vein, compared to the previous estimates that were the basis for the 2017 PFS. As a result, the 2018 PFS shows significantly higher revenues, EBITDA, free cash flow, mine life and NPV with significantly lower cash costs and all-in sustaining costs per silver oz. The 2018 PFS projects higher annual gold production and slightly lower annual silver production for the same annual silver equivalent production, generating a higher internal rate of return at a moderately lower daily throughput, slightly higher capital investment and lower silver price compared to the 2017 PFS.

Subject to completing certain additional optimization work on the 2018 PFS and finalizing appropriate funding management intends to seek approval from the Company’s board of directors to commence development of the Terronera mine and related facilities. The final permit to commence construction was received during the quarter.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 15

There are a number of recommended activities in the 2018 PFS that Endeavour plans to pursue in order to further optimize the project and improve the economics, including:

  Continue exploration drilling on the Terronera vein and other nearby veins to expand resources and extend mine life
  Continue investigating crushing alternatives to provide the lowest cost energy requirement
  Optimizing the grinding circuits to produce an increased particle size
  Continue evaluating power alternatives to reduce capital costs
  Expand the tailings storage facility to incorporate a longer mine life

Management continues to advance the recommended activities including incorporating the 2018 drill results into the mineral reserves and resources and mine plan. The 2018 drilling resulted in upgrading 850,000 tonnes of inferred resources to reserves that extend the mine life.

The Company plans to complete a final optimized prefeasibility study for Terronera in the fourth quarter and arrange appropriate funding to development the project. New metallurgical work is underway to characterize the silver and gold grades as well as sulfur, arsenic and other elementals during the first five years of operations. A 2,000 tonne bulk sample is planned to be mined for processing at the Bolañitos plant in November in order to refine metal recoveries, and to evaluate the geotechnical conditions to support long hole mining to further reduce operating costs, as opposed to the 2018 PFS assumption of 100% cut and fill mining. The Company’s community relations department continues to be active in the local communities and most recently organized an event where almost 200 children participated to promote and support healthy eating.

Exploration Results

In 2019, the Company initially planned to drill 30,000 metres incurring $9.8 million on brownfields and greenfields exploration and development engineering across its portfolio of properties. At the four existing mines, 18,500 metres of core drilling were planned at a cost of $3.1 million. For the exploration and development projects, expenditures of $5.7 million are planned to fund 11,500 metres of core drilling and advance engineering studies at Terronera and Parral, for which the Company recently published an updated NI 43-101 resource estimates, and drilling of three new projects in Chile. Another $1 million will be allocated to projects on an as-needed basis during the year.

At Guanaceví, a total of 18 underground drill holes were completed which intersected high grades over mineable widths to extend the three orebodies outside of the current mine plans. Additionally, as discussed on page 9 the Company acquired a 10 year right to explore and exploit on two properties adjacent to previous mines. Drilling of the El Curso concession commenced late in Q3, 2019 intersecting the mineralized vein, an extension of the historical Porvenir Cuatro ore body. The Company is interpreting results and awaiting assays which are expected in Q4, 2019.

At Bolañitos, a total of 40 holes were drilled to date testing extensions of current workings. Drilling intersected high grades over mineable widths in the Plateros, San Miguel and Bolañitos Norte veins which are expected to extend the mine life. One surface drill is testing the 400 metre gap between the Bolañitos vein, one of the main historic productive veins at Bolañitos, and the recently discovered San Miguel vein, which is interpreted to be a northern splay of the Bolañitos vein.

At El Cubo, four drill holes were completed intersecting narrow, high grade mineralization to extend the V-Asuncion orebody another 100 metres to the north at depth. The Company is reviewing alternatives that include the closure of the El Cubo mine.

At Parral, a total of 25 holes were drilled totaling 4.9 kilometres. Drilling has been focused on the Sierra Plata area of the Veta Colorada, intersecting significant mineralized zones. The Company recently appointed a mine engineering firm to conduct a preliminary economic assessment (PEA) for an initial small scale development of the project. Parral was a previously permitted and operating mine until 1990 so the time frame to re-permit mining activities is expected to be significantly reduced. The district has three active small toll mills processing small miner’s ores. Engineers will evaluate a first stage, small scale 200 tpd mining and toll milling project which could generate cash flow to help fund a PFS for a Stage 2 larger scale 1,500-2,000 tpd mining operation. The mining of a 2,000 tonne bulk sample is planned for processing at one of the local toll mills to further refine metal recoveries and help evaluate the geotechnical conditions. The PEA is expected be completed in late Q4, 2019.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 16

Consolidated Financial Results

Three months ended September 30, 2019 (compared to the three months ended September 30, 2018)

In Q3, 2019, the Company’s mine operating loss was $1.7 million (Q3, 2018: $4.8 million) on sales of $28.6 million (Q3, 2018: $37.6 million) with cost of sales of $30.3 million (Q3, 2018: $42.4 million).

In Q3, 2019, the Company had an operating loss of $5.8 million (Q3, 2018: $10.0 million) after exploration costs of $1.7 million (Q3, 2018: $3.9 million) and general and administrative costs of $2.4 million (Q3, 2018: $1.3 million).

The loss before taxes for Q3, 2019 was $6.8 million (Q3, 2018: $8.1 million) after finance costs of $0.2 million (Q3, 2018: $0.1 million) and a foreign exchange loss of $0.9 million (Q3, 2018: foreign exchange gain of $1.9 million). The Q3, 2019 loss included $0.1 million of investment and other income (Q3, 2018: $0.1 million). The Company realized a net loss for the period of $6.8 million (Q3, 2018: $5.5 million) after an income tax recovery of $55 thousand (Q3, 2018: $2.6 million).

Sales of $28.6 million in Q3, 2019 represented a 24% decrease over the $37.6 million for the same period in 2018. There was a 45% decrease in silver ounces sold and a 21% increase in the realized silver price resulting in a 34% decrease in silver sales. There was a 28% decrease in gold ounces sold with a 25% increase in realized gold prices resulting in a 10% decrease in gold sales. During the period, the Company sold 835,045 oz silver and 9,373 oz gold, for realized prices of $17.52 and $1,489 per oz respectively, compared to sales of 1,532,097 oz silver and 13,025 oz gold, for realized prices of $14.42 and $1,189 per oz, respectively, in the same period of 2018. The realized price of silver was approximately 3% and gold was approximately 1% of average silver and gold spot prices during the period of $16.98 and $1,472, with the differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company increased its finished goods silver and gold inventory to 221,664 oz and 1,992 oz, respectively at September 30, 2019 compared to 118,121 oz silver and 1,903 oz gold at June 30, 2019. The cost allocated to these finished goods was $6.2 million at September 30, 2019, compared to $4.3 million at June 30, 2019. At September 30, 2019, the finished goods inventory fair market value was $6.7 million, compared to the fair value of $4.5 million at June 30, 2019.

Cost of sales for Q3, 2019 was $30.3 million, a decrease of 29% over the cost of sales of $42.4 million for the same period of 2018. The 29% decrease in cost of sales was primarily related to the 24% decrease in production during the quarter and the result of cost cutting and efficiency measures implemented during the past two quarters.

Exploration expenses decreased in Q3, 2019 to $1.7 million from $3.9 million for the same period of 2018 primarily due to reduced drilling activities for 2019 offset by increased engineering and evaluation studies at the Terronera and Parral projects. General and administrative expenses increased to $2.4 million in Q3, 2019 compared to $1.3 million for the same period of 2018, due to mark-to-market fluctuations for director’s deferred share units and legal costs associated with the funding of the Terronera project.

The Company experienced a foreign exchange loss of $0.9 million in Q3, 2019 compared to a gain of $1.9 million in Q3, 2018 due to a slight weakening of both the Canadian Dollar and Mexican Peso.

There was an income tax recovery of $55 thousand in Q3, 2019 compared to a recovery of $2.6 million in Q3, 2018. The $55 thousand tax recovery is comprised of $0.5 million in current income tax expense (Q3, 2018: $0.3 million) and $0.5 million in deferred income tax recovery (Q3, 2018: $2.9 million). The deferred income tax recovery of $0.5 million is a result of the recognition of losses generated at the Bolañitos operation for tax purposes, offset by the amortization of timing differences.

Nine months ended September 30, 2019 (compared to the nine months ended September 30, 2018)

For the nine-month period ended September 30, 2019, the Company’s mine operating loss was $13.6 million (Q3, 2018: mine operating earnings of $3.1 million) on sales of $87.1 million (Q3, 2018: $116.7 million) with cost of sales of $100.7 million (Q3, 2018: $113.6 million).

The Company had an operating loss of $29.3 million (Q3, 2018: $14.1 million) after exploration costs of $7.2 million (Q3, 2018: $10.4 million), general and administrative costs of $7.4 million (Q3, 2018: $6.8 million) and severance costs of $1.1 million (Q3, 2018: Nil).

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 17

The loss before taxes was $30.5 million (Q3, 2018: $13.0 million) after finance costs of $0.4 million (Q3, 2018: $0.2 million), a foreign exchange loss of $0.7 million (Q3, 2018: gain of $1.0 million), and investment and other expense of $0.1 million (Q3, 2018: income of $0.3 million). The Company realized a net loss for the period of $30.2 million (Q3, 2018: $8.8 million) after an income tax recovery of $0.3 million (Q3, 2018: income tax recovery of $4.2 million).

Sales of $87.1 million for the nine-month ended September 30, 2019 represented a 25% decrease over the $116.7 million for the same period in 2018. There was a 28% decrease in silver ounces sold and a flat realized silver price resulting in a 28% decrease in silver sales. There was a 28% decrease in gold ounces sold with a 10% increase in realized gold prices resulting in a 21% decrease in gold sales. During the period, the Company sold 3,004,495 oz silver and 28,348 oz gold, for realized prices of $15.88 and $1389 per oz respectively, compared to sales of 4,196,857 oz silver and 39,499 oz gold, for realized prices of $15.88 and $1,266 per oz, respectively, in the same period of 2018. The realized price of silver was within 1% and gold was within 2% of average silver and gold spot prices during the period of $15.83 and $1,363, with the differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company increased its finished goods silver and gold inventory to 221,664 oz and 1,992 oz, respectively at September 30, 2019 compared to 199,897 oz silver and 1,956 oz gold at December 31, 2018. The cost allocated to these finished goods was $6.2 million at September 30, 2019, compared to $4.4 million at December 31, 2018. At September 30, 2019, the finished goods inventory fair market value was $6.7 million, compared to the fair value of $5.6 million at December 31, 2018.

Cost of sales for the three quarters of 2019 was $100.7 million, a decrease of 11% over the cost of sales of $113.6 million for the same period of 2018. The 11% decrease in cost of sales is a result of lower consolidated production and sales offset by higher power costs as a result of higher electrical rates, mobilization costs for contractors, severance and the expensing of development expenditures due to the estimated reserve life at El Cubo.

Exploration expenses decreased to $7.2 million from $10.4 million for the same period of 2018 primarily due to planned timing of drilling activities for 2019. General and administrative expenses increased by 9% to $7.4 million compared to $6.8 million for the same period of 2018, primarily due to mark-to-market fluctuations for director’s deferred share units, higher share-based compensation and depreciation. The Company recognized $1.1 million in severance costs at the El Cubo mine for layoffs due to the reduced activity planned for 2019. Other expenses were $0.1 million compared to other income of $0.3 million at Q3, 2018, with the difference primarily due to $0.4 million in costs recognized at El Compas for costs incurred during the pre-commercial production period that were not directly attributable to testing of the plant.

The Company experienced a foreign exchange loss of $0.7 million for the first three quarters of 2019 compared to a gain of $1.0 million for the nine months ended September 30, 2018 due to a slight weakening of both the Canadian Dollar and Mexican Peso.

There is an income tax recovery of $0.3 million compared to a recovery of $4.2 million in the same period of 2018. The $0.3 million tax recovery is comprised of $1.4 million in current income tax expense (2018: $2.9 million) and $1.7 million in deferred income tax recovery (2018: $7.1 million). The deferred income tax recovery of $1.7 million is a result of the recognition of losses generated at the Bolañitos operation for tax purposes, offset by the amortization of timing differences.

Non-IFRS Measures

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Mine operating earnings	($1,714)	($4,780)	($13,570)	$3,111
Share-based compensation	50	-	158	(93)
Amortization and depletion	7,054	13,104	21,319	30,718
Write down of inventory to net realizable value	1,224	1,262	5,943	4,544
Mine operating cash flow before taxes	$6,614	$9,586	$13,850	$38,280

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 18

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as operating cash flow minus working capital adjustments. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Cash from (used in) operating activities	($5,265)	$4,366	($14,235)	$16,684
Net changes in non-cash working capital	(7,333)	(2,540)	(13,213)	(5,415)
Operating cash flow before working capital adjustments	$2,068	$6,906	($1,022)	$22,099

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
except for share numbers and per share amounts	2019	2018	2019	2018
Operating cash flow before working capital adjustments	$2,068	$6,906	($1,022)	$22,099
Basic weighted average shares outstanding	137,739,857	128,805,441	133,788,084	127,959,526
Operating cash flow before working capital changes per share	$0.02	$0.05	($0.01)	$0.17

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

  Share based compensation;
  Non-recurring write offs

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Net earnings (loss) for the period	($6,768)	($5,452)	($30,169)	($8,778)
Depreciation and depletion – cost of sales	7,054	13,104	21,319	30,718
Depreciation and depletion – exploration	59	29	179	76
Depreciation and depletion – general & administration	81	67	237	182
Depreciation and depletion – write down of inventory to net realizable value	478	458	2,121	1,585
Finance costs	177	62	372	160
Current income tax expense	512	291	1,394	2,944
Deferred income tax expense (recovery)	(567)	(2,957)	(1,740)	(7,158)
Earnings before interest, taxes, depletion and amortization	$1,026	$5,602	($6,287)	$19,729
Share based compensation	763	701	2,613	1,894
Adjusted earnings before interest, taxes depletion and amortization	$1,789	$6,303	($3,674)	$21,623

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 19

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

	Three Months Ended September 30 , 20 19					Three Months Ended September 30 , 2018
Expressed in thousands US dollars
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Direct production costs per financial statements	$7,184	$4,414	$7,045	$2,886	$21,529	$11,094	$7,230	$9,250	$ -	$27,574
Royalties	255	31	33	127	446	294	44	83	-	421
Special mining duty (1)	-	-	65	-	65	-	1	341	-	342
Opening finished goods	(986)	(252)	(539)	(872)	(2,649)	(2,128)	(339)	(530)	-	(2,997)
Finished goods NRV adjustment	216	-	-	532	748	804	-	-	-	804
Closing finished goods	2,455	1,604	458	347	4,864	643	87	565	-	1,295
Direct production costs	9,124	5,797	7,062	3,020	25,003	10,707	7,023	9,709	-	27,439
By-product gold sales	(1,973)	(3,436)	(3,289)	(5,258)	(13,956)	(1,492)	(5,806)	(8,191)	-	(15,489)
Opening gold inventory fair market value	348	249	410	1,674	2,681	331	309	725	-	1,365
Closing gold inventory fair market value	(658)	(1,428)	(332)	(508)	(2,926)	(154)	(96)	(620)	-	(870)
Cash costs net of by-product	6,841	1,182	3,851	(1,072)	10,802	9,392	1,430	1,623	-	12,445
Amortization and depletion	2,662	580	1,537	2,275	7,054	7,393	344	5,367	-	13,104
Share-based compensation	14	12	12	12	50	-	-	-	-	-
Opening finished goods depletion	(413)	(44)	(140)	(1,016)	(1,613)	(1,032)	(12)	(179)	-	(1,223)
NRV cost adjustment	59	-	-	416	475	458	-	-	-	458
Closing finished goods depletion	699	294	103	277	1,373	354	3	361	-	718
Total production costs	$9,862	$2,024	$5,363	$892	$18,141	$16,565	$1,765	$7,172	$ -	$25,502

	Three Months Ended September 30, 2019					Three Months Ended September 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Throughput tonnes	78,517	71,541	62,253	21,885	234,196	81,268	109,728	126,825	-	317,821
Payable silver ounces	533,084	145,329	217,897	42,262	938,572	517,800	229,730	657,147	-	1,404,677

Cash costs per ounce	$12.83	$8.13	$17.67	($25.37)	$11.51	$18.14	$6.22	$2.47	$ -	$8.86
Total production costs per oz	$18.50	$13.93	$24.61	21.11	19.33	$31.99	$7.68	$10.91	-	$18.16
Direct production costs per tonne	$116.20	$81.03	$113.44	$137.99	$106.76	$131.75	$64.00	$76.55	$ -	$86.33

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 20

	Nine Months Ended September 30, 2019					Nine Months Ended September 30, 2018
Expressed in thousands US dollars
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Direct production costs per financial statements	$27,702	$17,775	$22,016	$4,672	$72,165	$28,610	$20,779	$27,711	$ -	$77,100
Royalties	684	118	130	167	1,099	887	154	255	-	1,296
Special mining duty (1)	-	-	265	-	265	-	521	998	-	1,519
Opening finished goods	(1,247)	(1,457)	(502)	-	(3,206)	(2,942)	(385)	(387)	-	(3,714)
Finished goods NRV adjustment	1,910	-	-	1,183	3,093	2,959	-	-	-	2,959
Closing finished goods	2,455	1,604	458	347	4,864	643	87	565	-	1,295
Direct production costs	31,504	18,040	22,367	6,369	78,280	30,157	21,156	29,142	-	80,455
By-product gold sales	(5,357)	(14,391)	(12,655)	(6,985)	(39,388)	(5,540)	(20,306)	(24,170)	-	(50,016)
Opening gold inventory fair market value	279	1,341	604	-	2,224	631	681	278	-	1,590
Closing gold inventory fair market value	(658)	(1,428)	(332)	(508)	(2,926)	(154)	(96)	(620)	-	(870)
Cash costs net of by-product	25,768	3,562	9,984	(1,124)	38,190	25,094	1,435	4,630	-	31,159
Amortization and depletion	10,651	2,396	5,322	2,950	21,319	18,641	1,001	11,076	-	30,718
Share-based compensation	41	39	39	39	158	(31)	(31)	(31)	-	(93)
Opening finished goods depletion	(597)	(64)	(186)	-	(847)	(1,096)	(8)	(8)	-	(1,112)
NRV cost adjustment	795	-	-	2,055	2,850	1,585	-	-	-	1,585
Closing finished goods depletion	699	294	103	277	1,373	354	3	361	-	718
Total production costs	$37,357	$6,227	$15,262	$4,197	$63,043	$44,547	$2,400	$16,028	$ -	$62,975

	Nine Months Ended September 30, 2019					Nine Months Ended September 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Throughput tonnes	230,665	234,561	206,212	46,917	718,355	231,514	333,237	393,044	-	957,795
Payable silver ounces	1,525,424	500,555	934,102	68,302	3,028,383	1,478,075	718,811	1,861,491	-	4,058,377

Cash costs per ounce	$16.89	$7.12	$10.69	($16.46)	$12.61	$16.98	$2.00	$2.49	-	$7.68
Total production costs per oz	$24.49	$12.44	$16.34	$61.45	20.82	$30.14	$3.34	$8.61	-	$15.52
Direct production costs per tonne	$136.58	$76.91	$108.47	$135.75	$108.97	$130.26	$63.49	$74.14	-	$84.00

	Nine Months Ended September 30, 2019					Nine Months Ended September 30, 2018
Expressed in thousands US dollars
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Closing finished goods	2,455	1,604	458	347	4,864	643	87	565	-	1,295
Closing finished goods depletion	699	294	103	277	1,373	354	3	361	-	718
Finished goods inventory	$3,154	$1,898	$561	$624	$6,237	$997	$90	$926	$ -	$2,013

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 21

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended September 30, 2019					Three Months Ended September 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Cash costs net of by-product	$6,841	$1,182	$3,851	($1,072)	$10,802	$9,392	$1,430	$1,623	-	$12,445
Operations stock based compensation	14	12	12	12	50	-	-	-	-	0
Corporate general and administrative	640	396	398	249	1,683	171	134	370	-	675
Corporate stock based compensation	224	134	127	93	578	144	142	287	-	573
Reclamation - amortization/ accretion	13	11	26	2	52	11	8	19	-	38
Mine site expensed exploration	153	155	14	50	372	442	295	327	-	1,064
Capital expenditures sustaining	3,307	2,455	97	813	6,672	4,725	1,207	1,951	-	7,883
All In Sustaining Costs	$11,192	$4,345	$4,526	$146	$20,209	$14,885	$3,216	$4,577	$-	$22,678
Growth exploration					1,158					2,744
Growth capital expenditures					(529)					2,137
All In Costs					$20,838					$27,559

	Three Months Ended September 30 , 2019					Three Months Ended September 30 , 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Throughput tonnes	78,517	71,541	62,253	21,885	234,196	81,268	109,728	126,825	-	317,821
Payable silver ounces	533,084	145,329	217,897	42,262	938,572	517,800	229,730	657,147	-	1,404,677
Silver equivalent production (ounces)	658,483	405,158	402,632	259,554	1,725,827	607,438	622,757	1,236,073	-	2,466,268

Sustaining cost per ounce	$20.99	$29.90	$20.77	$3.46	21.53	$28.75	$14.00	$6.96	-	$16.14
All In costs per ounce					22.20					$19.62

Expressed in thousands US dollars	Nine Months Ended September 30, 2019					Nine Months Ended September 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Cash costs net of by-product	$25,768	$3,562	$9,984	($1,124)	$38,190	$25,094	$1,435	$4,630	-	$31,159
Operations stock based compensation	41	39	39	39	158	(31)	(31)	(31)	-	(93)
Corporate general and administrative	1,759	1,300	1,620	468	5,147	1,229	1,338	2,355	-	4,922
Corporate stock based compensation	686	507	632	183	2,008	435	473	833	-	1,741
Reclamation - amortization/ accretion	40	33	76	7	156	33	24	56	-	113
Mine site expensed exploration	518	580	256	194	1,548	776	673	768	-	2,217
Capital expenditures sustaining	8,331	5,179	139	1,466	15,115	12,149	3,443	8,771	-	24,363
All In Sustaining Costs	$37,143	$11,200	$12,747	$1,232	$62,322	$39,685	$7,355	$17,382	$-	$64,422
Growth exploration					5,091					7,879
Growth capital expenditures					895					8,394
All In Costs					$68,308					$80,695

	Nine Months Ended September 30, 2019					Nine Months Ended September 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Throughput tonnes	230,665	234,561	206,212	46,917	718,355	231,514	333,237	393,044	-	957,795
Payable silver ounces	1,525,424	500,555	934,102	68,302	3,028,383	1,478,075	718,811	1,861,491	-	4,058,377
Silver equivalent production (ounces)	1,853,993	1,370,259	1,708,113	493,179	5,425,544	1,778,376	2,017,109	3,508,158	-	7,303,643

Sustaining cost per ounce	$24.35	$22.38	$13.65	$18.04	$20.58	$26.85	$10.23	$9.34	-	$15.87
All In costs per ounce					$22.56					$19.88

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 22

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Capital expenditures sustaining	$6,672	$7,883	$15,115	$24,363
Growth capital expenditures	(529)	2,137	895	8,394
Property, plant and equipment expenditures	$6,143	$10,020	$16,010	$32,757

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Mine site expensed exploration	$372	$1,064	$1,548	$2,217
Growth exploration	1,158	2,744	5,091	7,879
Exploration expenditures	$1,530	$3,808	$6,639	$10,096
Exploration depreciation and depletion	59	29	179	76
Exploration share-based compensation	136	128	447	246
Exploration expense	$1,725	$3,965	$7,265	$10,418

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended September 30, 2019					Three Months Ended September 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Direct production costs per financial statements	$7,184	$4,414	$7,045	$2,886	$21,529	$11,094	$7,230	$9,250	$ -	$27,574
Royalties	255	31	33	127	446	294	44	83	-	421
Special mining duty (1)	-	-	65	-	65	-	1	341	-	342
Opening finished goods	(986)	(252)	(539)	(872)	(2,649)	(2,128)	(339)	(530)	-	(2,997)
Finished goods NRV adjustment	216	-	-	532	748	804	-	-	-	804
Closing finished goods	2,455	1,604	458	347	4,864	643	87	565	-	1,295
Direct production costs	9,124	5,797	7,062	3,020	25,003	10,707	7,023	9,709	-	27,439

	Three Months Ended September 30, 2019					Three Months Ended September 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Silver production (ounces)	533,923	147,078	223,912	43,634	948,547	518,318	236,197	674,313	-	1,428,828
Average realized silver price ($)	17.52	17.52	17.52	17.52	17.52	14.42	14.42	14.42	14.42	14.42
Silver value ($)	9,354,331	2,576,807	3,922,938	764,468	16,618,543	7,474,146	3,405,961	9,723,593	-	20,603,700

Gold production (ounces)	1,557	3,226	2,234	2,699	9,716	1,114	4,832	7,022	-	12,968
Average realized gold price ($)	1,489	1,489	1,489	1,489	1,489	1,189	1,189	1,189	1,189	1,189
Gold value ($)	2,318,373	4,803,514	3,326,426	4,018,811	14,467,124	1,324,546	5,745,248	8,349,158	-	15,418,952

Total metal value ($)	11,672,704	7,380,321	7,249,364	4,783,279	31,085,667	8,798,692	9,151,209	18,072,751	-	36,022,652
Pro-rated silver costs	80%	35%	54%	16%	53%	85%	37%	54%	-	57%
Pro-rated gold costs	20%	65%	46%	84%	47%	15%	63%	46%	-	43%

Silver co-product cash costs	$13.69	$13.76	$17.07	$11.06	$14.09	$17.55	$11.07	$7.75	-	$10.98
Gold co-product cash costs	$1,164	$1,170	$1,451	$940	$1,198	$1,447	$912	$639	-	$906

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 23

Expressed in thousands US dollars	Nine Months Ended September 30, 2019					Nine Months Ended September 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Direct production costs per financial statements	$27,702	$17,775	$22,016	$4,672	$72,165	$28,610	$20,779	$27,711	$ -	$77,100
Royalties	684	118	130	167	1,099	887	154	255	-	1,296
Special mining duty (1)	-	-	265	-	265	-	521	998	-	1,519
Opening finished goods	(1,247)	(1,457)	(502)	-	(3,206)	(2,942)	(385)	(387)	-	(3,714)
Finished goods NRV adjustment	1,910	-	-	1,183	3,093	2,959	-	-	-	2,959
Closing finished goods	2,455	1,604	458	347	4,864	643	87	565	-	1,295
Direct production costs	31,504	18,040	22,367	6,369	78,280	30,157	21,156	29,142	-	80,455

	Nine Months Ended September 30, 2019					Nine Months Ended September 30, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Silver production (ounces)	1,529,033	514,979	964,353	70,859	3,079,224	1,479,576	740,229	1,915,758	-	4,135,563
Average realized silver price ($)	15.88	15.88	15.88	15.88	15.88	15.88	15.88	15.88	15.88	15.88
Silver value ($)	24,281,044	8,177,867	15,313,926	1,125,241	48,898,077	23,495,667	11,754,837	30,422,237	-	65,672,740

Gold production (ounces)	4,062	10,691	9,297	5,279	29,329	3,984	15,961	19,905	-	39,850
Average realized gold price ($)	1,389	1,389	1,389	1,389	1,389	1,266	1,266	1,266	1,266	1,266
Gold value ($)	5,642,118	14,849,799	12,913,533	7,332,531	40,737,981	5,043,744	20,206,626	25,199,730	-	50,450,100

Total metal value ($)	29,923,162	23,027,666	28,227,459	8,457,772	89,636,058	28,539,411	31,961,463	55,621,967	-	116,122,840
Pro-rated silver costs	81%	36%	54%	13%	55%	82%	37%	55%	-	57%
Pro-rated gold costs	19%	64%	46%	87%	45%	18%	63%	45%	-	43%

Silver co-product cash costs	$16.72	$12.44	$12.58	$11.96	$13.87	$16.78	$10.51	$8.32	-	$11.00
Gold co-product cash costs	$1,462	$1,088	$1,101	$1,046	$1,213	$1,338	$838	$663	-	$877

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for		2019			2018			2017
share numbers and per share amounts	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$28,589	$29,382	$29,143	$33,833	$37,581	$38,765	$40,330	$41,640
Direct cost	21,529	26,442	24,194	24,943	28,378	25,413	26,269	28,399
Royalties	446	336	317	357	421	177	698	503
Mine operating cash flow	6,614	2,604	4,632	8,533	8,782	13,175	13,363	12,738
Share-based compensation	50	53	55	-	-	(130)	37	47
Amortization and depletion	7,054	7,149	7,116	6,110	13,562	8,689	10,051	4,804
Write down on inventory	1,224	1,507	3,212	2,026	-	-	-	-
Mine operating earnings (loss)	($1,714)	($6,105)	($5,751)	$397	($4,780)	$4,616	$3,275	$7,887

Basic earnings (loss) per share	($0.05)	($0.08)	($0.10)	($0.03)	($0.04)	($0.04)	$0.02	$0.02
Diluted earnings (loss) per share	($0.05)	($0.08)	($0.10)	($0.03)	($0.04)	($0.04)	$0.02	$0.02
Weighted shares outstanding	137,739,857	132,158,891	131,395,790	130,511,679	128,805,441	127,570,254	127,488,410	127,486,671

Net earnings (loss)	($6,768)	($10,123)	($13,278)	($3,661)	($5,452)	($5,651)	$2,325	$2,669
Amortization and depletion	7,194	7,314	7,227	6,217	13,199	7,939	9,837	4,935
Finance costs	177	103	92	51	62	49	49	105
Current income tax	512	184	698	1,533	291	1,965	688	2,924
Deferred income tax	(567)	(823)	(350)	(2,591)	(2,957)	(2,415)	(1,786)	(3,737)
NRV cost adjustment	478	644	999	668	458	835	292	-
EBITDA	$1,026	($2,701)	($4,612)	$2,217	$5,601	$2,722	$11,405	$6,896

*As of Q4, 2018 write downs on inventory have been shown as a separate line item in the above reconciliation. For prior periods, it has been included as components of direct costs and amortization and depletion.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 24

The following table presents selected production information for each of the most recent eight quarters:

Highlights		2019			2018			2017
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Processed tonnes	234,196	237,640	246,519	309,036	317,821	314,305	325,669	349,924
Guanaceví	78,517	75,591	76,557	75,528	81,268	71,275	78,971	83,881
Bolañitos	71,541	76,386	86,634	105,768	109,728	108,495	115,014	124,172
El Cubo	62,253	64,421	79,538	127,740	126,825	134,535	131,684	141,871
El Compas	21,885	21,242	3,790	-	-	-	-	-
Silver ounces	948,547	1,059,322	1,071,355	1,386,505	1,428,828	1,355,895	1,350,840	1,436,962
Guanaceví	533,923	536,966	458,144	484,197	518,318	464,929	496,329	544,117
Bolañitos	147,078	171,891	196,010	235,326	236,197	248,591	255,441	280,712
El Cubo	223,912	326,458	413,983	666,982	674,313	642,375	599,070	612,133
El Compas	43,634	24,007	3,218	-	-	-	-	-
Silver grade	144	157	154	157	160	156	151	152
Guanaceví	232	242	206	222	218	225	224	241
Bolañitos	77	78	86	82	84	91	86	86
El Cubo	128	178	183	181	188	171	164	157
El Compas	90	72	61	-	-	-	-	-
Silver recovery	87.6	88.5	87.7	88.8	87.5	86.2	85.4	84.1
Guanaceví	91.2	91.3	90.4	89.8	91.0	90.2	87.3	83.7
Bolañitos	83.0	89.7	81.8	84.4	79.7	78.3	80.3	81.8
El Cubo	87.4	88.6	88.5	89.7	88.0	86.8	86.3	85.5
El Compas	68.9	48.8	43.3	-	-	-	-	-
Gold ounces	9,716	9,558	10,055	13,117	12,968	13,674	13,208	14,577
Guanaceví	1,557	1,367	1,138	1,240	1,114	1,423	1,447	1,245
Bolañitos	3,226	3,035	4,430	5,166	4,832	5,222	5,907	7,204
El Cubo	2,234	2,918	4,145	6,711	7,022	7,029	5,854	6,128
El Compas	2,699	2,238	342	-	-	-	-	-
Gold grade	1.49	1.51	1.45	1.55	1.50	1.60	1.49	1.56
Guanaceví	0.67	0.62	0.52	0.58	0.48	0.67	0.64	0.54
Bolañitos	1.62	1.49	1.82	1.77	1.67	1.82	1.91	2.18
El Cubo	1.29	1.63	1.84	1.93	2.00	1.92	1.64	1.61
El Compas	4.56	4.35	3.66	-	-	-	-	-
Gold recovery	86.7	83.0	87.4	85.4	84.8	84.5	84.5	83.3
Guanaceví	92.1	90.7	88.9	88.0	88.8	92.7	89.0	85.5
Bolañitos	86.6	82.9	87.4	85.8	82.0	82.3	83.6	82.8
El Cubo	86.5	86.4	88.1	84.7	86.1	84.6	84.3	83.4
El Compas	84.1	75.3	76.8	-	-	-	-	-
Cash costs per oz	$11.51	$13.67	$12.55	$9.22	$8.86	$7.61	$6.50	$7.97
Guanaceví	$12.83	$17.37	$21.06	$19.38	$18.14	$17.46	$15.31	$12.39
Bolañitos	$8.13	$11.56	$2.43	$2.59	$6.22	$2.87	($2.77)	($2.73)
El Cubo	$17.67	$9.63	$7.72	$3.97	$2.47	$2.09	$2.93	$8.78
El Compas	($25.37)	($1.52)	($5.59)	-	-	-	-	-
AISC per oz	$21.53	$20.90	$19.37	$14.20	$16.14	$17.28	$14.18	$12.70
Guanaceví	$20.99	$24.94	$27.56	$27.49	$28.75	$29.24	$22.62	$17.57
Bolañitos	$29.90	$22.64	$16.36	$5.12	$14.00	$12.84	$4.20	$1.01
El Cubo	$20.77	$11.47	$11.43	$7.48	$6.96	$10.08	$11.22	$13.56
El Compas	$3.46	$43.62	$18.55	-	-	-	-	-
Costs per tonne	$106.76	$114.40	$105.84	$93.52	$86.33	$86.43	$79.38	$84.38
Guanaceví	$116.20	$148.84	$145.37	$144.57	$131.75	$139.24	$120.63	$99.39
Bolañitos	$81.03	$79.90	$70.87	$66.43	$64.00	$65.74	$60.87	$67.04
El Cubo	$113.44	$107.09	$105.69	$85.77	$76.55	$75.13	$70.81	$90.69
El Compas	$137.99	$138.03	$110.03	-	-	-	-	-

(1)	Total Production Cost per ounce

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 25

Key Economic Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During the nine months ended September 30, 2019, the average price of silver was $15.83 per ounce, with silver trading between $14.37 and $19.31 per ounce based on the London Fix silver price. This compares to an average of $16.10 per ounce for the nine months ended September 30, 2018, with a low of $14.13 and a high of $17.52 per ounce. For the nine months ended September 30, 2019, the Company realized an average price of $15.88 per silver ounce compared with $15.88 for the nine months ended September 30, 2018.

During the nine months ended September 30, 2019, the average price of gold was $1,363 per ounce, with gold trading between $1,270 and $1,546 per ounce based on the London Fix PM gold price. This compares to an average of $1,282 per ounce for the nine months ended September 30, 2018, with a low of $1,178 and a high of $1,355 per ounce. For the nine months ended September 30, 2019, the Company realized an average price of $1,389 per ounce compared with $1,266 for the nine months ended September 30, 2018.

During 2018, the average price of silver was $15.71 per ounce, with silver trading between $13.97 and $17.52 per ounce based on the London Fix silver price. This compares to an average of $17.05 per ounce during 2017, with a low of $15.22 and a high of $18.56 per ounce. During 2018, the Company realized an average price of $15.65 per silver ounce compared with $17.24 for 2017.

During 2018, the average price of gold was $1,269 per ounce, with gold trading between $1,178 and $1,355 per ounce based on the London Fix PM gold price. This compares to an average of $1,257 per ounce during 2017, with a low of $1,146 and a high of $1,346 per ounce. During 2018, the Company realized an average price of $1,267 per ounce compared with $1,285 for 2017.

During 2017, the average price of silver was $17.05 per ounce, with silver trading between a range of $15.22 and $18.56 per ounce based on the London Fix silver price. This compares to an average of $17.14 per ounce during 2016, with a low of $13.58 and a high of $20.71 per ounce. During 2017, the Company realized an average price of $17.24 per ounce compared with $16.84 for 2016.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 26

During 2017, the average price of gold was $1,257 per ounce, with gold trading between a range of $1,146 and $1,346 per ounce based on the London Fix PM gold price. This compares to an average of $1,251 per ounce during 2016, with a low of $1,077 and a high of $1,366 per ounce. During 2017, the Company realized an average price of $1,285 per ounce compared with $1,253 for 2016.

Investor uncertainty surrounding the effect of the U.S. administration’s policies, particularly implementation of tariffs, led to renewed interest in precious metals stabilizing prices during 2017, while the robust economic growth in early 2018 resulted in weaker investment in the sector. Renewed uncertainty surrounding trade discussions, the results of the US mid-term elections and signals of US economic slow down has renewed interest in the precious metals that continued into Q3, 2019.

Currency Fluctuations

The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company’s corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During the nine months ended September 30, 2019, the Mexican peso remained relatively flat, however has shown weakness in the third quarter. During 2019, the average foreign exchange rate was $19.24 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.83 to $20.14. This compares to an average of $19.02 during the corresponding nine-month period of 2018, with a range of $18.00 to $20.77 Mexican pesos per U.S. dollar.

During 2018, the Mexican peso initially appreciated against the U.S. dollar, however discussions of U.S. imposed tariffs and the expectation of the election of Andres Manuel Lopez Obrador as the next Mexico president drove the Mexican peso to depreciate against the U.S. dollar at the end of the second quarter. After the election, the Mexican Peso regained its losses and stabilized with an agreement on trade with the US. During 2018, the average foreign exchange rate was $19.22 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.00 to $20.77. This compares to an average of $18.91 during 2017, with a range of $17.50 to $21.92 Mexican pesos per U.S. dollar.

During the year ended December 31, 2017, the Mexican peso reversed a long negative trend and significantly appreciated against the U.S. dollar until the fourth quarter. During 2017, the average foreign exchange rate was $18.91 Mexican pesos per U.S. dollar, with the peso trading within a range of $17.50 to $21.92. This compares to an average of $18.68 during the year ended December 31, 2016, with a range of $17.17 to $20.82 Mexican pesos per U.S. dollar. The reversal of the trend in the earlier periods of 2017 is attributed to the correction from the sharp fall during the U.S. election and from rising oil prices.

During the nine months ended September 30, 2019, the Canadian dollar traded in relatively tight trading range against the U.S. dollar. During 2019, the average foreign exchange rate was $1.320 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.302 and $1.364. This compares to an average of $1.287 for the nine-month period of 2018, within a range of $1.230 and $1.330 Canadian dollar per U.S. dollar.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 27

During 2018, the Canadian dollar gradually depreciated against the U.S. dollar. During 2018, the average foreign exchange rate was $1.296 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.230 and $1.336. This compares to an average of $1.298 during 2017, within a range of $1.211 and $1.374 Canadian dollar per U.S. dollar.

During 2017, the Canadian dollar appreciated relative to the U.S. dollar, with significant appreciation in the third quarter. During 2017, the average foreign exchange rate was $1.298 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.211 and $1.374. This compares to an average of $1.3251 during 2016, with a range of $1.2533 and $1.4602 U.S. dollar per Canadian dollar.

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 28

2019 Outlook

Production

In 2019, management initially guided consolidated silver and gold production to be about 10% lower than 2018, however several deficiencies at Guanaceví and Bolañitos in the first half of 2019 resulted in revision of the production guidance. Revised Silver production is expected to range from 4.2 to 4.7 million ounces and gold production is anticipated be in the 39,500-44,000 oz range. Silver equivalent production is estimated to be between 7.4 -8.2 million oz using a 80:1 silver:gold ratio.

Notwithstanding recent progress in the operating performance of the mines, management no longer expects to meet its 2019 production and cost guidance.

A Company-wide review of the four mines at the end of Q1, 2019 identified several deficiencies in the operating performance at each mine-site. As a result, management initiated multiple remedial measures in Q2, 2019 including changes of mine-site management and contractors, changes to shift and contractor supervision, renting used mining equipment and leasing new mining equipment, revising the 2019 mine plans for all four mines, particularly Guanaceví, and reducing the work force. The Company also took immediate actions to cut operating and administrative costs and deferred certain discretionary expenditures.

The goal of these actions is to generate free cash flow at current metal prices. Management notes that while the remedial actions started to have a positive impact on the mine operating performance the trend is expected to continue in Q4, the Company incurred significant onetime expenditures (eg. severance payments and down-payments for new mining equipment) which impacted the Company’s financial performance in 2019.

Capital Investments
In 2019, Endeavour initially planned to invest $20.6 million on capital projects primarily on sustaining capital at the four operating mines, and $1.8 million in growth capital to maintain the exploration concessions and cover corporate infrastructure. Poor equipment availability resulted management decision to upgrade the Guanaceví and Bolañitos mobile fleets in Q2, 2019, resulting in additional $11.1 million of capital additions.

At Guanaceví, an initial capital budget of $10.6 million was planned for 2019, to primarily advance 7.0 kilometres of mine access at the North Porvenir, Santa Cruz, Milache and SCS mines. Management expects mine development to slightly exceed plan. To meet advancement and to exploit the acquired rights on adjacent concessions, the Company financed the purchase of $2.2 million of mobile equipment and has budgeted an additional $4.9 million of equipment to replace existing equipment. Some of the new mobile equipment has been delivered with more deliveries in the Q4, 2019 and will be financed over four years.

At Bolañitos, an initial capital budget of $4.2 million was planned for 2019, including $3.4 million on mine development to access reserves and resources in six working veins. Due to the mine re-sequencing, planned mine development for 2019 decreased from 6 km to 5 km, with an expected to total cost of $5.1 million. Additionally, the Company has financed $5.3 million of mobile equipment to replace an aging mobile fleet over four years. New mobile equipment valued at $5.7 million has been delivered. An additional $0.4 million of the planned $0.8 million has been invested to support site infrastructure, raise the tailings dam, and fund office equipment and building improvements.

At El Compas, capital expenditures are within expectations of the planned capital budget of $4.0 million, including $2.7 million on mine development to further advance the Compas vein and access the Orito vein. An additional $1.3 million is planned for supporting site infrastructure, including plant and mine improvements.

At El Cubo, no capital budget was allocated as all underground development is now included in the operating expenditures until further reserves are defined. Due to the depletion of reserves, lower processed grades in Q3, 2019 than planned, the Company is reviewing alternatives that include the closure of the El Cubo mine.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 29

Operating Costs
Cash costs were initially guided to increase slightly in 2019 compared to 2018, primarily at El Cubo, whereas it was anticipated the reduced capital expenditures in 2019 would result in lower all-in sustaining costs year-on-year, based on lower 2019 precious metal production and using lower estimated metal prices of $15.50 per oz silver and $1,240 per oz gold. The 2019 sustaining capital budget was lower than 2018 due to lower sustaining capital expenditures at El Cubo. The 2019 exploration budget for the operating mines is also lower as the focus shifts towards growth projects such as Parral.

With the revised production guidance, the Company estimates its consolidated cash cost will be $10.00 -11.00 per oz silver for 2019 (implying $8.00 -$9.00 per ounces in the second half of 2019) and the all-in sustaining cost is estimated to be $17.00 -18.00 per oz silver, both net of the gold by-product credit with an estimated $1275 gold price. Direct operating costs were estimated to be in the range of $90-$100 per tonne. Achieving the operating costs is predicated on the ability to meet mine output. In Q3, 2019 operating costs guidance did not meet planned mine output expectations.

Liquidity and Capital Resources

Cash and cash equivalents decreased from $33.4 million at December 31, 2018 to $22.0 million at September 30, 2019. The Company had working capital of $49.4 million at September 30, 2019 (December 31, 2018 - $54.5 million). The $5.1 million decrease in working capital is primarily due to the decrease in cash of $11.4 million, offset by an increase in accounts receivable and prepaid expenses of $1.5 million, an increase in inventories of 3.0 million and a decrease in current liabilities of $1.9 million .

Operating activities used cash $14.2 million during the first three quarters of 2019 compared to generating $16.7 million of cash during the same period in 2018. The significant non-cash adjustments to the net loss of $30.2 million were amortization and depletion of $21.7 million, share-based compensation of $2.6 million, a deferred income tax recovery of $1.7 million, a write down of inventory to net realizable value of $5.9 million and a change in non-cash working capital of $13.2 million. The change in non-cash working capital was primarily due to an increase in inventories and accounts receivable offset by, payables with normal fluctuations in other working capital items.

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain. See “Financial Instrument Risk Exposure and Risk Management-Liquidity Risk”.

Investing activities during the period used $15.4 million compared to $32.8 million in the same period of 2018. The investments in 2019 were primarily for sustaining capital at existing mines, while in 2018 capital expenditures pertained to sustaining capital at the existing operations and the construction of the El Compas operation. In 2019, the Company incurred $0.2 million for acquisition of intangible assets.

Capital additions totaled $23.9 million in property, plant and equipment for the nine months ended September 30, 2019, which includes financed mobile equipment.

At Guanaceví, the Company invested $10.1 million, with $6.7 million spent on 6.2 kilometres of mine development, $0.8 million on underground infrastructure and equipment, including a substation at Santa Cruz Sur ore body, $2.5 million of mobile equipment was financed to accelerate the development of the SCS and Milache and explore and exploit the concession rights acquired from Ocampo.

At Bolañitos, the Company invested $10.1 million, including $4.1 million on 4.2 kilometres of mine development, financed $5.7 million on mobile equipment and $0.2 million on various support equipment.

At El Cubo, the Company invested $0.1 million on various items. 4.0 kilometres of development occurred, however was expensed due to the estimate remaining reserves.

At El Compas, the Company has spent a total of $3.0 million in developing the El Compas ore body, refurbishment of the plant and various equipment 1.9 kilometres have been developed on the Compas and Orito vein for the nine months ended September 30, 2019 incurring $1.8 million. Pre-commercial production, plant start-up and plant refurbishment costs resulted in $0.8 million capitalized to the plant prior to commercial production and additional $0.4 million on tailings dam, plant improvements and various equipment in the past two quarters.

Exploration incurred net $0.6 million in holding costs.

Financing activities for the nine months ended September 30, 2019 increased cash by $18.2 million, compared to increasing cash by $6.3 million during the same period in 2018. During the nine months ended September 30, 2019, the Company received gross proceeds through an at-the-market financing of $19.4 million, received $0.3 million on the exercise of employee options, paid $0.6 million in share issue costs and paid $1.0 million in interest and principal repayments on loans and leases. By comparison, during the first nine months of 2018, the Company re-allocated $1.0 million from restricted cash, raised net proceeds of $5.0 million and received $0.3 million from exercised employee options.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 30

In April 2018, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualifies the distribution of up to CDN$150 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions. The Base Shelf also provides the Company with the ability to conduct an “At-The-Market” offering through an “At-The-Market” facility (“ATM”) equity distribution agreement.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the “Agents”). Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the nine-month ended September 30, 2019, the Company issued 8,957,167 common shares under the ATM facility at an average price of $2.17 per share for gross proceeds of $19.4 million, less commissions of $0.4 million.

The principal business objective that the Company expects to accomplish using the net proceeds from the ATM facility are to advance the exploration and development of the Terronera Project and to add to the Company’s working capital.

Use of proceeds as at September 30, 2019
Net proceeds received	$27,096
Advancement of Terronera Project	(6,215)
Remaining proceeds	$20 ,881

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2019 capital requirements and commitments. The Company is assessing financing alternatives, including equity or debt or a combination of both to fund future growth, including the development of the Terronera project.

As at September 30, 2019, the Company’s issued share capital was $478.2 million, representing 139,908,219 common shares, and the Company had options outstanding to purchase 6,923,000 common shares with a weighted average exercise price of CAD$3.74.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 31

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.2 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.1 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.0 million) in interest and MXN 23.0 million ($1.2 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 6.3 million ($0.3 million) and inflationary charges of MXN 9.5 million ($0.5 million) has accumulated.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000 in prior year. The Company is currently assessing MSCG’s settlement options based on ongoing court proceedings and discussion with the tax authorities.

Compania Minera Del Cubo SA de CV (“Cubo”), a subsidiary of the Company, received a MXN 58.5 million (US $3.0 million) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers. The tax assessment consists of MXN 24.1 million for taxes, MXN 21.0 million for penalties, 10.4 million for interest and MXN 3.0 million for inflation. As of December 31, 2018, the Cubo entity had MXN 1.47 billion (US $75.0 million) in loss carry forwards which would be applied against any generated income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes, the invoices are deemed ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million for re-payment of IVA (value added taxes) refunded on these supplier payments. In the Company’s judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. Cubo will likely provide a lien on certain assets during the appeal process.

Capital Requirements

See 2019 Outlook on page 29 for discussion on planned capital and exploration expenditures.

Contractual Obligations

The Company had the following contractual obligations at September 30, 2019:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year		1 - 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$4,522	$4,522	$	- $	-	$-
Loans payable	9,057	3,307		4,404	1,346	-
Lease liabilities	1,666	297		432	311	626
Other contracts	896	121		198	198	379
Other Long-Term Liabilities	8,688	-		8,297	289	102
Total	$24,829	$8,247		$13,331 $	2,144	$1,107

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 32

Transactions with Related Parties

The Company shares common administrative services and office space with Aztec Metals Corp., which is considered a related party company by virtue of Bradford Cooke being a common director. From time to time, Endeavour incurs third-party costs on behalf of related parties, which are charged on a full cost recovery basis. The charges for these costs totaled $2,000 and $6,000 for the three months and nine months ended September 30, 2019 (September 30, 2018 - $7,000 and $14,000 respectively). The Company had a $1,000 net receivable related to administration costs outstanding as at September 30, 2019 (December 31, 2018 – $1,000).

The Company was charged $33,000 and $147,000 for legal services for the three months and nine months ended September 30, 2019 respectively, by a firm in which the Company’s corporate secretary is a partner (September 30, 2018 - $43,000 and $162,000 respectively). The Company has $26,000 payable to the legal firm as at September 30, 2019 (December 31, 2018 - $5,000).

Financial Instruments and fair value measurements

As at September 30, 2019, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

Expressed in thousands US dollars	Fair value through profit or loss	Amortized cost	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$-	$21,986	$21,986	$21,986
Other investments	64	-	64	64
Trade receivables	7,419	-	7,419	7,419
Other receivables	-	440	440	440
Total financial assets	$7,483	$22,426	$29,909	$29,909

Financial liabilities:
Accounts payable and accrued liabilities	$1,989	$15,115	$17,104	$17,104
Loans payable	-	7,643	7,643	7,643
Total financial liabilities	$1,989	$22,758	$24,747	$24,747

Fair value measurements

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 33

Assets and liabilities measured at fair value on a recurring basis include:

As at September 30, 2019
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$64	$64	$-	$-
Trade receivables	7,419	-	7,419	-
Total financial assets	$7,483	$64	$7,419	$-

Liabilities:
Deferred share units	$1,937	$1,937	$-	$-
Share appreciation rights	52	-	52	-
Total financial liabilities	$1,989	$1,937	$52	$-

Other investments
The Company holds marketable securities classified as Level 1 in the fair value hierarchy. The fair values of these other investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available for sale marketable securities are recognized in income or loss.

Trade receivables
The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos, El Cubo and El Compas mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units
The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement. The DSUs are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company’s common shares at the reporting date. Changes in fair value are recognized in general and administrative salaries, wages and benefits.

Share appreciation rights
As part of the Company’s bonus program, the Company grants share appreciation rights (“SARs”) to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company’s common shares between the SARS grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy. The liability is valued using a Black-scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short-term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 34

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover expected short-term cash requirements and commitments.

The Company’s Mexican subsidiaries pay value added tax, IVA, on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At September 30, 2019, there are 161,782 oz of silver and 5,038 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at September 30, 2019, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.0 million.

Outstanding Share Data

As of November 3, 2019, the Company had the following securities issued and outstanding:

  139,908,219 common shares
  6,923,000 common shares issuable under stock options with a weighted average exercise price of CAD$3.74 per share expiring between May 13, 2020 and May 7, 2024

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 35

Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, which replaced IAS 17 – Leases and its associated interpretive guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach.

IFRS 16 is being applied effective January 1, 2019 using the modified retrospective method. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

At inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which is composed of:

  The amount of the initial measurement of the lease liability
  Any lease payments made at or before the commencement date
  Any indirect costs incurred
  An estimate of costs to dismantle and remove the underlying asset or to restore the site on which the asset is located.
  Less any incentives received from the lessor

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are composed of:

  Fixed payments, including in substance fixed payments
  Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date
  Amounts expected to be payable under a residual value guarantee; and
  The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease payments exclude variable payments which are dependent on external factors other than an index or a rate. These variable payments are recognized directly in profit or loss.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Company has elected to measure right-of-use assets at an amount equal to the lease liability, adjusted by any prepaid or accrued lease payments and use the following practical expedients upon adoption of IFRS 16:

  applied a single discount rate to a portfolio of leases with similar characteristics applied the exemption not to recognize right-of-use assets and liabilities for leases with a remaining term of 12 months or less at the time of transition excluded initial direct cots from measuring the right-of-use assets at the date of initial application

The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 36

The Company has analyzed the impact of the first-time application of IFRS 16 in a group-wide project, including existing contracts. Adoption of IFRS 16 resulted in recording right-of-use assets in the amount of $1,835,000 and lease liabilities of $1,422,000 in the consolidated Statement of Financial Position as of January 1, 2019. The difference in the amount of $403,000 between right-of-use asset and lease liability relates to the adjustment of lease incentives of $243,000 offset by the reallocation of a prepaid expense to a right of use asset of $646,000.

The following table presents the reconciliation from the operating lease liabilities as December 31, 2018 to the opening balance for lease liabilities as at January 1, 2019

Reconciliation of lease liabilities on adoption of IFRS 16

Operating lease obligations as at December 31, 2018	$2,840 ,000
Non-lease Components	(942,000)
Foreign Exchange differences	(18,000)
Other	(1,000)
Undiscounted Lease Liability	1,879,000
Effect from discounting at Incremental Borrowing Rate	(457,000)
Lease obligation as at January 1, 2 019	$1,422,000

IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”)

On June 7, 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation was applicable for annual periods beginning on or after January 1, 2019.

The Interpretation requires an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution and if it is probable that the tax authorities will accept the uncertain tax treatment. If estimated that it is not probable that the uncertain tax treatment will be accepted by authorities, the tax uncertainty would be measured based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Company adopted the Interpretation in its financial statements for the annual period beginning on January 1, 2019, with no impact on the financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 37

Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

As a result of the ongoing production issues at Guanaceví and revised mine plan, the Company reviewed the Guanaceví CGU for value in use during the quarter which resulted in no additional impairment to previous impairment charges. As previously disclosed, any modest decrease in any one key assumption in isolation causes the estimated recoverable amount to be less than or equal to the net carrying value. Other than timing of production based on the revised mine plan and associated increase in per-unit costs, Management’s long term estimates have not significantly changed from the prior year.

See “Critical Accounting Estimates” in the Company’s annual MD&A for the year ended December 31, 2018 for a detailed discussion of the areas in which critical accounting estimates are made.

Controls and Procedures

Changes in Internal Control over Financial Reporting
Management, including the CEO and CFO, have evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

During the nine months ended September 30, 2019 there have been no changes in internal control over financial reporting that that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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